VISIONQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	8,721
	$	8,721

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	580
Related party payable		30
Total current liabilities		610
Members' equity		8,111
	$	8,721

See notes to financial statements.